Exhibit 99.1

News Release

For Immediate Release

WEST FRASER RELEASES 2022 SUSTAINABILITY REPORT

VANCOUVER, B.C., June 21, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today released its 2022 Sustainability Report, providing a comprehensive disclosure on topics such as climate action, sustainable forestry and environmental performance as well as a newly developed social performance strategy outlining priorities in areas including safety, diversity, equity and inclusion and Indigenous relations.

“As a company founded nearly 70 years ago, we understand the importance, and necessity, of doing the right thing for the environment, our communities and our employees while sustainably and profitably growing our business,” said Ray Ferris, President & CEO.

“In 2022, we took important steps towards achieving our goal of being a sustainability leader,” said Ferris. “Building on our foundations, we continued the work to advance robust and credible environmental and social goals and targets to guide the Company’s next chapter.”

In February 2022, West Fraser became one of the first Canadian forest products companies to commit to reducing our scope 1 and 2 greenhouse gas (GHG) emissions by 46.2% and scope 3 by 25%, by 2030. This commitment has since been validated by the Science Based Targets Initiative (SBTi) in April 2023. To ensure our work aligns with international expectations we also joined the United Nations Global Compact, solidifying our commitment to the UN Sustainable Development Goals (SDGs), which guide our work in every community where West Fraser operates.

A social performance strategy was developed to establish meaningful ambitions and goals to progress our social performance and frame future disclosures. This work includes a strong focus on people and company culture, reflecting not only West Fraser’s long-held values but a commitment to a safer, healthier, more diverse, equitable and inclusive workforce.

“Looking ahead, ambitious but credible targets, with valid, verified, achievable pathways to meet those targets, will continue to be a hallmark of our approach to sustainability,” said Ferris.

For more information, the full sustainability report is available on westfraser.com, as an online document.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, our approach to sustainability, statements related to our environmental, social performance and governance strategies, commitments, goals and targets and our ability to drive progress in our performance, the Company’s GHG reduction commitments and related verification and the Company’s ability to realize these commitments and benefits accruing therefrom. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to implement our approach to sustainability successfully, our environmental, social performance and governance strategies may not progress as planned, we are unable to attract and retain skilled employees to implement our goals, we face changes in the laws and regulations that apply to our business, we may be unable to achieve the emissions reduction goals within the time period specified or unable to implement the required capital projects and plans to achieve such goals and access sufficient capital and resources to undertake such projects and plans. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com